UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                       000-15369
                           NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER

(Check One):      [X] Form 10-K         [ ] Form 20-F         [ ] Form 11-K
                  [ ] Form 10-Q         [ ] Form N-SAR

                  For Period Ended: March 31, 2002

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Tunex International, Inc.
556 East 2100 South
Salt Lake City, Utah

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The Independent Auditor's statement has been attached as Exhibit A as required by Rule 12b-25(c).

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

      The Company was unable to obtain the required financial and other information without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Steven Love                                              (801) 486-8133

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).
                                    [X] Yes           [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                    [  ] Yes          [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.


Tunex International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 28, 2002                       By:   /s/ R. Steven Love
                                                President


                                       2
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Exhibit A
Tunex International, Inc.
Form 12B-25

                         Sorensen, Vance & Company, P.C.
                          Certified Public Accountants
                           A Professional Corporation
3115 East Lion Lane, Suite 220                             Officer/Shareholders:
Salt Lake City, Utah 84121                                       Don L. Sorensen
Telephone (801) 733-5055        Member of AICPA                    Gary L. Vance
Fax (801) 733-6783          SEC Practice Section           Jeffrey B. Gyllenskog



June 24, 2002

Securities & Exchange Commission
Washington, D.C.  20549

Re:   Tunex International, Inc.

To Whom It May Concern:

We are the auditors of record for Tunex International, Inc. We are unable to complete the financial statements, which would be included in the 10-KSB for the year ended March 31, 2002 without unreasonable effort and expense. The financial statements will be completed and the EDGAR filing will take place within the 15-day extension period.

Thank you for your consideration in this matter.


Yours truly,

/s/ Sorensen, Vance & Company, P.C.

Sorensen, Vance & Company, P.C.